Mail Stop 4561

January 22, 2007

VIA U.S. MAIL AND FAX (312-264-4401)

Mr. Allen D. Goodman
Principal Financial and Accounting Officer
Beeland Management Company, LLC
141 West Jackson Boulevard
Suite 1340A
Chicago, IL 60604

>   **Re: Rogers International Raw Materials Fund, L.P.**
>   **Item 4.01 Form 8-K**
>   **Filed January 18, 2007**
>   **File No. 000-51836**

Dear Mr. Goodman:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K filed January 18, 2007

1.   With respect to your disclosures regarding disagreements with your former auditors and reportable events, please amend your Form 8-K to cover the interim period from the date of the last audited financial statements though resignation date of your former auditors. See Item 304(a)(1)(iv) of Regulation S-K. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

Rogers International Raw Materials Fund, L.P.
January 22, 2007

Please amend your filing and respond to this comment within five business days or tell us when you will respond. File this amendment under cover of Form 8-K/A and include the ITEM 4.01 designation, including the letter from the former accountant filed as an Exhibit 16. Please note that your former accountants should make it clear within the Exhibit 16 letter that it is in reference to your amended Form 8-K. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Any questions regarding the above should be directed to me at (202) 551-3466.

Sincerely,

Matthew Maulbeck
Staff Accountant